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                            June 1, 2020

       John Norman
       Chief Executive Officer
       Evolution Development Group, Inc.
       10949 Esteban Drive
       Ft. Myers, FL 33912

                                                        Re: Evolution
Development Group, Inc.
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 28, 2020
                                                            File No. 024-11127

       Dear Mr. Norman:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2020 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       Part II
       Directors and Executive Officers, page 62

   1. We note that you hired James Norman as your chief financial officer on April 23, 2020.
                                                        To the extent he is
related to John Norman, please add the disclosure required by Item
                                                        10(b) of Part II of
Form 1-A.
 John Norman
FirstNameDevelopment Group, Inc.
Evolution LastNameJohn Norman
Comapany NameEvolution Development Group, Inc.
June 1, 2020
Page 2
June 1, 2020 Page 2
FirstName LastName
Exhibits

2. We note your response to comment 1 that you filed the written consent of Kendall
         Almerica. However, the consent does not appear to be filed as an exhibit or listed in your exhibit index on page 123. Please file the written consent of Kendall Almerica as an exhibit to your offering statement. In addition, please refile the employment agreements so that they are legible.
3. We note your testing the waters materials filed as Exhibit 17.13 to your offering statement. It does not appear that the advertisements you list beginning on page 13-26 of
         Exhibit 17.13 contain the statements required by Rule 255(b) of Regulation 1-A. Please add these statements to each of your testing the waters advertisements regarding your offering, including any statements you make regarding your offering on Twitter, Facebook and any other social media sites.
4. Please make arrangements with your auditors to revise their consent to use the correct registrant's name.
       You may contact Theresa Brillant at 202-551-3307 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services